Sea Breeze Power Corp.(“the Company”)
Suite 1400, 333 Seymour Street,Vancouver, British Columbia, Canada V6B 5A6
(604) 689-2991
NEWS RELEASE

January 25, 2006 TSX-VENTURE: SBX

Knob Hill Wind Farm – Protocols Signed with Quatsino First Nation
And Tlatlasikwala First Nation

Sea Breeze Power Corp. is pleased to announce that Sea Breeze Energy Inc., (a wholly owned subsidiary), has signed protocol agreements with both the Quatsino First Nation and the Tlatlasikwala First Nation.

The focus of both protocols is the proposed Knob Hill Wind Farm project, which is located west of Port Hardy on the northern tip of Vancouver Island. The protocols acknowledge that aboriginal title and rights are asserted by both Nations upon the land where the proposed wind farm, transmission line and related infrastructure are to be built. The protocols also commit all parties to develop a mutually beneficial relationship, which supports the project, commits to sharing information and identifying potential economic opportunities, while providing real benefits to Quatsino and Tlatlasikwala First Nations through negotiated benefits agreements. Paul B. Manson, President of Sea Breeze Energy Inc., explained: “These protocol agreements represent a positive step forward, both toward a Memorandum of Understanding between Sea Breeze and these two Nations, and a significant shift from an extractive resource economy to a sustainable one.”
Chief Tom Nelson of the Quatsino First Nation stated: “The Quatsino First Nation has received few, if any, benefits from resource development within our traditional territory in the past. The Quatsino First Nation has decided to work with Sea Breeze Energy to ensure that the Quatsino First Nation and its members receive benefits from the development of the Knob Hill Wind Farm project. We are looking forward to being a part of providing a sustainable source of energy to British Columbia.”

Chief Tom Wallace of the Tlatlasikwala First Nation also noted that: “The signing of this Protocol agreement represents an important first step that needed to be reached to ensure the project also benefits our First Nation and its members, as well as bringing a new source of sustainable energy to northern Vancouver Island.”

About the Quatsino First Nation and the Tlatlasikwala First Nation: Both First Nations are engaged in treaty negotiations with the provincial and federal governments through a common treaty table as Members of the Winalagalis Treaty Group. The two First Nations are also committed to working together to bring sustainable energy generation to northern Vancouver Island.

About Sea Breeze Power Corp.: Sea Breeze Power Corp. is a leading developer of renewable energy in British Columbia. Its proposed Knob Hill Wind Farm received environmental approvals in September 2004, and is believed to be the largest single onshore wind farm in the world to receive planning approval. For more information about Sea Breeze Power Corp., please visit www.seabreezepower.com.
ON BEHALF OF THE BOARD OF DIRECTORS
PAUL B. MANSON, President

For investor information please contact Mr. Paul Manson. Email: PaulManson@SeaBreezePower.com

Toll Free: 1-866-387-1240 ext.225 Voice: 604-689-2991 ext.225 Fax: 604-689-2990

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.